LUNDIN MINING CORPORATION
(the "Corporation")
Annual and Special Meeting of Shareholders held on
May 31, 2006

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

Common Shares represented at the meeting:	10,252,506 (25.17%)
Total outstanding Common Shares as at record date:	40,748,831

The following matters were put to a vote by a show of hands at the annual and special meeting of the shareholders of the Corporation:

Outcome of Vote

1.       The election of the following persons as directors of the Corporation for the ensuing year or until their successors are elected or appointed:

Pierre Besuchet
John H. Craig
Brian D. Edgar
Adolf H. Lundin
Lukas H. Lundin
Anthony O'Reilly
Edward F. Posey
William A. Rand
Karl-Axel Waplan

Carried
2. The appointment of KPMG LLP, Chartered Accounts, as auditor of the Corporation and the authorization of the directors to fix their remuneration.	Carried

3.     Approval of amendments to the Corporation's Stock Option Plan, including an increase in the maximum number of common shares that may be reserved for issuance upon the exercise of options granted to eligible persons under the plan from 750,000 common shares to 3,000,000 common shares.

Carried

DATED: May 31, 2006.

LUNDIN MINING CORPORATION

By:	/s/ Kevin E. Hisko,
Corporate Secretary